UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of July 2008

JACADA LTD.
(Translation of registrant's name into English)

11 Galgalei Haplada Street
Herzliya, 46722 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on July 16, 2008: Jacada Signs Material Contract with Global Electronics Retailer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ TZVIA BROIDA
		Name:	Tzvia Broida
		Title:	Chief Financial Officer

Dated:	July 16, 2008

EXHIBIT INDEX

1.  Press Release, released publicly on July 16, 2008: Jacada Signs Material Contract Global Electronics Retailer.

Jacada Signs Material Contract with Global Retailer

ATLANTA--(BUSINESS WIRE)--Jacada Ltd. (Nasdaq: JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today announced that it has entered into a material agreement with a new customer, a global retailer headquartered in the United States. Revenue from the contract will be recognized across several quarters, including the current quarter.

Jacada will deliver an integral part of this organization’s strategy to improve customer satisfaction and customer experience by unifying the agent desktop and automating key call processes in the contact center that supports online sales. A primary objective of the project is to improve the tools available to the customer service agents by streamlining the current complex order-taking process so as to increase agent satisfaction and better equip the agents to focus on revenue generating activities such as up-selling and cross-selling of additional products and services.

“Improving customer service is a top priority for companies across many industries, as they seek greater brand awareness, higher customer satisfaction and increased revenue,” said Paul O’Callaghan, chief executive officer of Jacada. “The value of the Jacada unified desktop is being validated time and time again by leading companies in industries that now include telecommunications, utilities, hospitality, insurance and retail. For retailers, customer service agents need to provide an experience that is just as rewarding as the experience the customer would have in the retail location or with the company’s website. Whether customers are calling to place orders, check on order statuses or discuss return options, customer service agents are better able to effectively and efficiently meet customer needs with a unified desktop solution that lets them focus on the customer, not on systems, applications and processes.”

About Jacada

Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, intelligent workspace, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England; and Munich, Germany. Jacada can be reached at www.jacada.com.

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

CONTACT:
Jacada Media Contact:
Cindy Curtin Knezevich, 770-352-1300
cindyk@jacada.com
or
Investor Relations Contact:
Hayden Communications
Peter Seltzberg, 646-415-8972
peter@haydenir.com